Exhibit 99.1

LEDDARTECH MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following management’s discussion and analysis (“MD&A”) provides information concerning the financial condition and results of operations of LeddarTech Inc. (“LeddarTech” or the “Company”) at and for the fiscal years ended September 30, 2024, 2023 and 2022 (“FY2024”, “FY2023” and “FY2022”, respectively). This MD&A should be read in conjunction with the audited annual consolidated financial statements of the Company for FY2024, FY2023 and FY2022 (restated).

The financial information reported herein have been prepared in accordance with International Financial Reporting Standard (“IFRS”), as issued by the International Accounting Standards Board (“IASB”) and is presented in Canadian dollars unless otherwise stated.

All per share amounts reflect amounts per common share and are based on unrounded amounts. Certain figures, such as interest rates and other percentages included in this MD&A, have been rounded for ease of presentation and certain other amounts that appear in this MD&A may similarly not sum due to rounding.

In addition to historical financial information, this MD&A contains forward-looking statements based upon current expectations that involve risks, uncertainties and assumptions. Actual results and timing of selected events may differ materially from those anticipated in these forward-looking statements. For more information about forward-looking statements, refer to section entitled “Cautionary Note Regarding Forward-Looking Statements.”

The Company presents non-IFRS financial measures to assess operating performance. The Company presents net earnings (loss) before interest, taxes, depreciation and amortization (“EBITDA (loss)”) and Adjusted EBITDA (loss). These non-IFRS measures do not have standardized meanings under IFRS and are not likely to be comparable to similarly designated measures reported by other corporations. The reader is cautioned that these measures are being reported in order to complement, and not replace, the analysis of financial results in accordance with IFRS. Management uses both measures that comply with IFRS and non-IFRS measures, in planning, overseeing and assessing the Company’s performance.

The terms and definitions associated with non-IFRS financial measures as well as a reconciliation to the most comparable IFRS measures are included in the section entitled “Non-IFRS Financial Measures” in this MD&A.

Amendment and Restatement of the audited annual consolidated financial statements

Subsequent to the issuance of the audited annual consolidated financial statements for FY2022, errors with respect to the recognition of a government grant liability from an Israel-United States Binational Industrial Research and Development (“BIRD”) Foundation, the measurement and recognition of research and development costs and other item were identified. Accordingly, the consolidated financial statements for FY2022 were restated to reflect adjustments made as a result of this correction of errors. Refer to note 2 of the audited annual consolidated financial statements of the Company for FY2023 for more details.

Company Overview

LeddarTech was formed in 2007 under the Canada Business Corporations Act (the “CBCA”) and is at the forefront of the automotive industry evolution, from driver awareness to active safety and advanced autonomy. Our mission is to deliver high-performance AI automotive software that enables the market to deploy ADAS features reducing the number of road accidents and making transportation more enjoyable and efficient. We pursue our mission by developing innovative artificial intelligence (“AI”) based low-level fusion (“LLF”) and perception software technology, which closely replicates elements of human perception. We believe that AI-based LLF is the cornerstone of the next generation of automotive advanced driver assistance systems (“ADAS”) and autonomous driving (“AD”) systems.

On June 12, 2023, LeddarTech Holdings Inc. (“Newco”), a company incorporated under the laws of Canada entered into the Business Combination Agreement, as amended on September 25, 2023 (the “BCA”), by and among LeddarTech Holdings Inc., Prospector Capital Corp., a Cayman Islands exempted company (“Prospector”), and LeddarTech Inc., a corporation existing under the laws of Canada.

Unless otherwise indicated and unless the context otherwise requires, “LeddarTech” or “the Company”, at all times prior to consummation of the Business Combination, refers to LeddarTech Inc. and its consolidated subsidiaries, and at all times following consummation of the Business Combination, refers to LeddarTech Holdings Inc. and its consolidated subsidiaries.

Refer to the following section entitled “Business Combination and Public Company Costs” and to Note 4 of the to the audited annual consolidated financial statements of the Company for FY2024 for more details.

Discontinued activities

In connection with the transition to a “pure play” automotive software business model, in FY2022 we made the strategic decision to discontinue our LiDAR components and our modules businesses. In September 2024, the Company ceased its Modules operations and presented these operations as discontinued operations. The results of operations and cash flows related to these businesses are reclassified as discontinued operations in the consolidated statements of loss and comprehensive loss and cash flows. Refer to Note 7 to the audited annual consolidated financial statements of the Company for FY2024 for more details.

Cautionary Note Regarding Forward-Looking Statements

Some of the statements in this MD&A that do not directly or exclusively relate to historical facts constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Our forward-looking statements include, but are not limited to, statements regarding our or our management team’s expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not a forward-looking statement. Forward-looking statements in this MD&A and in any document incorporated by reference in this MD&A may include, but are not limited to, statements about:

●	our ability to timely access sufficient capital and financing on favorable terms or at all;

●	our ability to maintain compliance with our debt covenants, including our ability to enter into any forbearance agreements, waivers or amendments with, or obtain other relief from, our lenders as needed;

●	our ability to execute on our business model, achieve design wins and generate meaningful revenue;

●	our ability to successfully commercialize our product offering at scale, whether through the collaboration agreement with Texas Instruments, a collaboration with a Tier 2 supplier or otherwise;

●	changes in our strategy, future operations, financial position, estimated revenues and losses, projected costs, projects, prospects and plans;

●	changes in general economic and/or industry-specific conditions;

●	our ability to retain, attract and hire key personnel;

●	potential adverse changes to relationships with our customers, employees, suppliers or other parties (ix) legislative, regulatory and economic developments;

●	the outcome of any known and unknown litigation and regulatory proceedings; and

●	other risk factors as detailed from time to time in the Company’s reports filed with the U.S. Securities and Exchange Commission (the “SEC”).

●	the outcome of any known and unknown litigation and regulatory proceedings.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this MD&A. Although we believe that the expectations reflected in such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and factors relating to our operations and business environment, all of which are difficult to predict and many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statements contained in this MD&A, or the documents incorporated by reference in this MD&A, to reflect any change in our expectations with respect to such statements or any change in events, conditions or circumstances upon which any such statement is based.

Business Combination and Public Company Costs

On December 21, 2023 (the “Closing Date”), as contemplated in the BCA, Prospector, LeddarTech and Newco completed a series of transactions:

●	Prospector continued as a corporation existing under the laws of Canada (the “Continuance” and Prospector as so continued, “Prospector Canada”);

●	Prospector Canada and Newco amalgamated (the “Prospector Amalgamation” and Prospector Canada and Newco as so amalgamated, “Amalco”);

●	the preferred shares of LeddarTech converted into common shares of LeddarTech and, on the terms and subject to the conditions set forth in a plan of arrangement (the “Plan of Arrangement”), Amalco acquired all of the issued and outstanding common shares of LeddarTech from LeddarTech’s shareholders in exchange for common shares of Amalco having a negotiated aggregate equity value of $200 million (valued at $10.00 per share) plus an amount equal to the aggregate exercise price of LeddarTech’s outstanding “in the money” options immediately prior to the Prospector Amalgamation (the “Share Exchange”) plus additional Amalco “earnout” shares (with the terms set forth in the BCA);

●	LeddarTech and Amalco amalgamated (the “Company Amalgamation” and LeddarTech and Amalco as so amalgamated, the “Company”); and

●	in connection with the Company Amalgamation, the securities of Amalco converted into an equivalent number of corresponding securities in the Company (other than as described in the BCA with respect to the Prospector Class B ordinary shares) and each of LeddarTech’s equity awards (other than options to purchase LeddarTech’s class M shares) were cancelled for no compensation or consideration and LeddarTech’s equity plans were terminated (and the options to purchase LeddarTech’s class M shares became options to purchase common shares of the Company (the “Company Common Shares” or the “Common Shares”)).

The Continuance, the Prospector Amalgamation, the Share Exchange, the Company Amalgamation and the other transactions contemplated by the BCA are hereinafter referred to as the “Business Combination”.

On June 12, 2023, concurrently with the execution of the BCA, LeddarTech entered into a subscription agreement (the “Subscription Agreement”) with certain investors, including investors who subsequently joined the Subscription Agreement (the “PIPE Investors”), pursuant to which the PIPE Investors agreed to purchase secured convertible notes of LeddarTech (the “PIPE Convertible Notes”) in an aggregate principal amount of approximately US$44.0 million (the “PIPE Financing”). PIPE Investors in certain tranches of the PIPE Convertible Notes received at the time of issuance of such notes warrants to acquire Class D-1 preferred shares of LeddarTech (the “Class D-1 Preferred Shares” and the warrants, the “PIPE Warrants”). All of the PIPE Warrants were exercised, and the Class D-1 Preferred Shares issued upon exercise of the PIPE Warrants entitled the PIPE Investors to receive approximately 8,553,434 Common Shares upon the closing of the Business Combination. Accordingly, the PIPE Investors held approximately 42.8% of the 20 million LeddarTech common shares outstanding immediately prior to the Closing. The PIPE Convertible Notes are convertible into the number of Common Shares determined by dividing the then-outstanding principal amount by the conversion price of US$10.00 per Common Share. The PIPE Financing closed on the Closing Date after the Business Combination.

Prior to the Closing Date, holders of an aggregate of 855,440 Prospector Class A ordinary shares, par value $0.0001 per share (the “Prospector Class A Shares”) representing approximately 39% of the total Prospector Class A Shares then outstanding, exercised their right to redeem those shares for approximately $10.93 per share, or a total of approximately $9.3 million paid from Prospector’s trust account (the “SPAC Redemption”) in accordance with the terms of Prospector’s amended and restated memorandum and articles of association, as amended.

Following the SPAC Redemption, and as part of a series of related steps in connection with the consummation of the Business Combination, Prospector distributed 1,338,616 Prospector Class A Shares to the holders on the Closing Date of the 1,338,616 Prospector Class A Shares that were not redeemed in connection with the Business Combination. Such distribution was not made with respect to any other Prospector or LeddarTech shares issued and outstanding prior to or upon consummation of the Business Combination.

On the Closing Date, the following securities issuances were made by the Company to Prospector’s securityholders following the SPAC Redemption and in connection with the above-referenced share distribution: (i) each outstanding Prospector Class A Share was exchanged for one Company Common Share, (ii) each outstanding non-voting special share of Prospector, a new class of shares in the capital of Prospector convertible into Prospector Class A Shares, was exchanged for one non-voting special share of the Company and (iii) each outstanding warrant of Prospector (the “Prospector Warrants”), which includes 965,749 Prospector Warrants that were issued upon conversion of the amount accrued under Prospector’s convertible note with the Sponsor to finance Prospector’s transaction costs in connection with its initial business combination, was assumed by the Company and became a warrant of the Company (“Company Warrant” or “Warrant”).

On the Closing Date, following the SPAC Redemption and the foregoing issuances, LeddarTech’s shareholders immediately prior to the consummation of the Business Combination, including investors in the PIPE Financing, received Company Common Shares pursuant to the BCA representing approximately 69.5% of the Company Common Shares outstanding immediately following consummation of the Business Combination.

On December 22, 2023, the Common Shares and Warrants became listed on The Nasdaq Global Market (“Nasdaq”) under the symbols “LDTC” and “LDTCW”, respectively. As a consequence of the Business Combination, the Company has become an SEC-registered company listed on Nasdaq, which has required the Company to hire additional personnel and implement procedures and processes to address public company regulatory requirements and customary practices. The Company expects to incur additional significant annual expenses as a public company.

Accounting Treatment

The Business Combination was accounted for as a reverse asset acquisition in accordance with IFRS since Prospector does not meet the definition of a business in accordance with IFRS 3. Consequently, the Business Combination was accounted for under IFRS 2 as it relates to the stock exchange listing service received and under other relevant IFRS standards for cash and other assets acquired. Under this method of accounting, Prospector was treated as the “acquiree” for accounting purposes, the net assets of Prospector are recognized at their fair value, and no goodwill or other intangible assets are recorded. In accordance with IFRS 2, the difference between the fair value of the consideration paid (i.e., the Surviving Company Common Shares and Surviving Company Class A Non-Voting Special Shares issued to Prospector shareholders) over the fair value of the identifiable net assets of Prospector was represented a service for the listing of the Surviving Company and was recognized as an expense.

LeddarTech has been determined to be the accounting acquirer based on an evaluation of the following facts and circumstances, and accordingly the Business Combination is treated as an acquisition of the listing service and assets of Prospector.

●	LeddarTech’s shareholders prior to consummation of the Business Combination have the greatest voting interest in the Surviving Company with an approximately 69.5% voting interest;

●	The largest individual minority shareholder of the Surviving Company was a shareholder of LeddarTech prior to consummation of the Business Combination;

●	Senior management of the Surviving Company is composed of a majority of senior management of LeddarTech prior to consummation of the Business Combination;

●	Directors of LeddarTech prior to consummation of the Business Combination form a majority on the board of directors of the Surviving Company;

●	LeddarTech is the larger entity based on historical total assets and revenues; and

●	LeddarTech’s operations comprise the ongoing operations of the Surviving Company.

Basis of presentation

LeddarTech acquired a 60% interest in VayaVision in July 2020. VayaVision’s assets, liabilities and results of operations are reflected in LeddarTech’s consolidated financial statements, with the non-controlling interests’ share of net assets and results of operations reflected on LeddarTech’s consolidated statement of financial position and consolidated statement of loss and comprehensive loss. In order to satisfy a condition to closing of the Business Combination that LeddarTech purchase the remaining 40% interest in VayaVision, and in accordance with the terms of the option agreement entered into by LeddarTech and the VayaVision shareholders at the date of acquisition, LeddarTech exercised its contractual right to purchase the remaining 40% interest in VayaVision on November 1, 2023. The consideration paid by LeddarTech was $57,724, consisted of 66,550 Company Common Shares, after payment of the applicable withholding tax, which will entitle the shareholders to receive 5,548 Surviving Company Common Shares. The founding shareholders from whom LeddarTech purchased the majority of the remaining shares in VayaVision demanded that LeddarTech provide a tax indemnity as a condition to the purchase. LeddarTech believes the demand for a tax indemnity is without merit based on the terms and conditions of the option agreement, and at LeddarTech’s request the share transfer was recorded in VayaVision’s share registry and the Israeli Registrar of Companies. LeddarTech believes that, if the founding shareholders were to pursue a claim, it would not have a material adverse effect on the Surviving Company’s business, financial condition or results of operation. Following acquisition of the remaining 40% interest in VayaVision, none of VayaVision’s assets or results of operations from the date of acquisition will be allocated to non-controlling interest.

Recent Developments

Strategic Collaboration Agreement and a Software License Agreement

On December 9, 2024, we announced that LeddarTech and Texas Instruments (“TI”) have entered into a strategic collaboration agreement and a software license agreement to enable a comprehensive, integrated platform solution for ADAS and AD markets. Under the license agreement, the Company will receive a total payment of approximately US$10.0 million in advance royalties, with the potential for additional royalties over time. An initial payment of US$5.0 million has been received by the Company. A subsequent payment of US$3.0 million will follow the completion of the demonstrator, which is planned to debut at the Consumer Electronics Show in Las Vegas next month and the final US$1.9 million will be contingent upon the execution of a client contract with an original equipment manufacturer (OEM).

Issuance of Common Shares Under the SEPA Agreement

In December 2024, the Company issued 5,940,000 common shares under the SEPA agreement, generating net proceeds of US$9.0 million. For more details, refer to caption “Standby Equity Purchase Agreement” of the section entitled “Financing Transactions” of this MD&A.

Bridge Financing

On August 16, 2024, the Company also entered into an agreement in principle with several of its principal shareholders and its principal lender pursuant to which such parties agreed to fund the Company with an aggregate of US$9.0 million in bridge debt financing in order to meet the Company’s near-term obligations (the “Bridge Financing”) while the Company continued to progress its discussions, including with certain potential strategic investors, to secure US$35.0 million or more in additional equity capital (the “Equity Financing”). On December 6, 2024, a second amendment was made to the Bridge Financing modifying among other things, the maturity of the bridge loan from November 15, 2024 to December 13, 2024, which date was automatically extended upon the disbursement by TI to LeddarTech of the full first installment of the TI Pre-paid Royalty Fee, to the earlier of (a) January 31, 2025 and (b) the business day following the Short-Term Outside Date.

In connection with the Bridge Financing, one of our existing investors converted US$1.5 million of its existing convertible notes into common shares in the capital of the Company at an above-market conversion price of US$2.00 per share, reducing the convertible note balance by US$1.5 million. The Company also received additional Bridge Loans in an aggregate amount of approximately US$0.3 million from certain members of management and the board of directors (collectively, the “Additional Bridge Lenders” and, together with the Initial Bridge Lenders, the “Bridge Lenders”) in accordance with the terms of the Bridge Financing.

For more details, refer to caption “Bridge Financing” of the section entitled “Financing Transactions” of this MD&A.

Desjardins Credit Facility

In order to allow sufficient time to finalize the definitive documents in connection with the Bridge Financing described above, the Company also has entered into a series of amendments with Fédération des caisses Desjardins du Québec (“Desjardins”) with respect to the Amended and Restated Financing Offer dated as of April 5, 2023 (as amended, the “Desjardins Credit Facility”). Pursuant to previous amendments to the Desjardins Credit Facility, the Company and Desjardins had temporarily reduced the Company’s obligation to maintain an unencumbered cash balance (the “Minimum Cash Covenant”) from $5.0 million to the current requirement of $250,000 through August 14, 2024. Pursuant to the Fourteenth Amendment, Desjardins had temporary suspended the minimum cash covenant until the earlier of (a) December 13, 2024, and (b) the date of disbursement to LeddarTech of the full first instalment of the TI Pre-paid Royalty Fee. After this date, the Company will be required to maintain a minimum cash balance of $1.0 million until the earlier of (a) the Short-Term Outside Date, and (b) January 31, 2025, and a minimum cash balance of $5 million at all times after such date. For more details, refer to caption “Amendments to the Desjardins Credit Facility” of the section entitled “Financing Transactions” of this MD&A.

Financial Highlights

	FY2024	FY2023	FY2022
Continuing operations
Revenues	477,812	197,556	633,850
Gross profit (loss)	477,812	197,556	554,225
Loss from operations	(164,329,669)	(44,948,815)	(85,922,905)
Finance costs, net	3,063,252	(729,958)	(10,067,497)
Loss before income taxes	(167,302,856)	(43,841,777)	(75,419,960)
Net loss and comprehensive loss	(167,318,738)	(43,841,777)	(75,419,960)
Net loss and comprehensive loss attributable to Shareholders of the Company	(167,016,426)	(40,409,465)	(71,320,063)
Loss per share
Net loss per share (basic and diluted) (in dollars)	(7.33)	(241.09)	(528.64)
Weighted average shares outstanding (basic and diluted) (in thousands of shares)	22,774,782	167,610	134,913
EBITDA (loss)(1)	(157,229,931)	(42,738,031)	(73,962,491)
Adjusted EBITDA (loss)(1)	(30,395,262)	(34,815,026)	(41,361,058)

Discontinued operations
Net income (loss) and comprehensive income (loss) and net income (loss) and comprehensive income (loss) attributable to Shareholders of the Company	1,123,039	(7,582,632)	2,001,215
Net loss per share (basic and diluted) (in dollars)	0.05	(45.24)	14.83

Key Factors Affecting LeddarTech’s Performance

Following our transition to the pure-play automotive software business model (“Pure Play business”), including the divestment of our modules and components businesses (“legacy businesses”), our revenues will no longer include revenues for the sale of LiDAR hardware and sensor components, and related servicing revenue. The revenues related to the legacy businesses represented $7.5 million for FY2024 compared to $7.2 million for FY2023. The Company ceased its Modules operations in September 2024 and the Company does not expect to have any additional activities in this legacy business in the future.

Going forward, the Company’s financial position and results of operations will depend to a significant extent on our ability to (i) develop and expand commercial relationships with OEMs and Tier-1 suppliers, (ii) expand our ADAS market presence and benefit from regulatory mandates, (iii) leverage offroad vehicles and industrial markets and (iv) monetize potential for significant value in data collection. Key factor affecting our performance are expected to include the number and nature of commercial agreements we enter into with Tier 1 suppliers and OEMs, negotiated payment arrangements prior to our solutions being included in production vehicles, and unit sales of production vehicles incorporating our solutions.

To the extent we are able to develop and expand our commercial relationships with Tier 1 suppliers and OEMs, we anticipate that our future revenues will be primarily comprised of Non-Recurring Engineering services (“NRE”) revenues from completed Proof of Concept (“POC”) and Proof of Technology (“POT”) assessments, software evaluation sales based on unit sales, licensing fees, royalty payments on per unit sales and maintenance fees. Our software licensing business model is expected to generate licensing revenue based in part upon the number of vehicles using our solutions that are sold, as well as licensing rights to data created or collected by our solutions.

[1]	EBITDA (loss) and Adjusted EBITDA (loss) are non-IFRS financial measures. Refer to section entitled “Non-IFRS Financial Measures” for more details.

The Company is subject to a covenant to maintain a minimum unencumbered cash balance of at least $1.0 million under the terms of the Desjardins Credit Facility, as more fully described below. In order for the Company’s anticipated financial resources to be sufficient to meet its capital requirements for the 12 months following the date hereof, the Company will need to raise additional capital, and if it raises an insufficient amount of capital, the Company will need to reduce its operating costs to ensure sufficient liquidity for its operations and to comply with the requirements of its debt obligations. In connection with any cost reduction plans or activities, the Company will be required to incur cash and non-cash expenses.

Restructuring Activities

Potential Implementation of Cost Management Plan. As of September 30, 2024, the Company had a cash balance of approximately $5.3 million, of which approximately $5.3 million was unrestricted. As described above, pursuant to the Fourteenth Amendment of the Credit facility, Desjardins had temporary suspended the minimum cash covenant until the earlier of (a) December 13, 2024, and (b) the date of disbursement to LeddarTech of the full first instalment of the TI Pre-paid Royalty Fee. After this the date, the Company will be required to maintain a minimum cash balance of $1.0 million until the earlier of (a) the Short-Term Outside Date, and (b) January 31, 2025, and a minimum cash balance of $5 million at all times after such date. For more details, refer to caption “Amendments to the Desjardins Credit Facility” of the section entitled “Financing Transactions” of this MD&A. Continued compliance with the terms of the Desjardins Credit Facility may require reaching an agreement with Desjardins to obtain further relief from the current minimum cash covenant.

The Company will need to raise substantial amounts of additional capital beyond the Bridge Financing, pursuant to the Equity Financing or otherwise. If we are unable to raise additional capital, we will not be able to remain in compliance with the covenants in our debt instruments or meet our debt service obligations. If we are successful in raising additional capital but in amounts insufficient to support normal business operations, we expect that the Company would need to implement a cost management plan as deemed necessary and appropriate so that it can manage compliance with the terms of any waiver or modified minimum cash balance requirement that it is able to negotiate with Desjardins. The company would then have to maintain operating costs at targeted levels to ensure operating costs will not exceed anticipated available liquidity. Such cost management actions may include a reduction in product development activities (a key driver of our cash expenditures), as well as potentially significant reductions in staffing and bonuses. If the cost management plan is fully implemented, we expect to incur cash charges of up to approximately $3.3 million in connection with the implementation of the cost management plan, primarily related to severance expense related to headcount reduction. If the Company is not successful in raising additional capital and/or is unable to satisfy the Minimum Cash Covenant or to agree with Desjardins to a reduction in the Minimum Cash Covenant, the cash available may not be sufficient to fully implement the cost management plan. See section entitled “Subsequent Event”.

If implemented, the cost management plan would be expected to focus most of the Company’s resources (financial and human), on customer acquisition and design wins based on our existing software platform and the features we have released to date and less resources on continuous product improvement or new product development. Successfully executing on our operating and cost management plans and maintaining an adequate level of liquidity, however, will be subject to various risks and uncertainties, including how successful we are at achieving design wins and production contracts, our ability to manage expenses and the availability of additional sources of funding and/or ability to refinance existing funding. Our internal forecasts and projections of working capital reflect significant judgment and estimates for which there are inherent risks and uncertainties. We expect to continue to generate significant operating losses in the foreseeable future.

Components of Results of Operations

Revenues. Historically, our revenue has been generated from the sale of products LiDAR hardware and sensor components, and related servicing revenue. Following our transition to the pure-play automotive software business model, our revenues will no longer include revenues from these businesses (legacy businesses), and we expect our revenues to be primarily comprised of non-recurring engineering revenues, software sales based on unit sales, licensing fees and maintenance fees.

Gross Profit. Gross profit represents our total revenues, less cost of sales, which historically have consisted of materials, equipment and salaries and related expenses. Following our transition to the pure-play automotive software business model, we expect our cost of goods sold to be primarily comprised of salaries and related expenses, data acquisition and storage fees.

Operating expenses. Operating expenses have historically been comprised of selling, general and administrative, stock-based compensation and research and development costs. Following our transition to the pure-play automotive software business model, we expect our operating expenses to be comprised of the same items.

Other (income) costs. Other (income) costs historically have been comprised of grant revenue and costs. Following our transition to the pure-play automotive software business model, we expect our Other (income) costs to be primarily comprised of the same items.

Results of Continuing Operations

Comparison of Years Ended September 30, 2024 and 2023

Revenues

			Change
	FY2024	FY2023	$	%
Products	-	-	-	-
Services and other	477,812	197,556	280,256	141.9
Total	477,812	197,556	280,256	141.9

For FY2024, total revenues were $0.5 million for FY2024, an increase of $0.3 million or 141.9% compared to FY2023, mainly due to the increase of revenues from services, primarily explained by higher engineering services rendered to strategic external collaborators during the process of developing our ADAS software for FY2024. The revenues from products were nil in FY2024 and FY2023 considering the reclassification of the legacy businesses as discontinued operations in the consolidated statement of loss.

Gross profit

			Change
	FY2024	FY2023	$	%
Gross profit	477,812	197,556	280,256	141.9
As a percentage of total revenues	100.0%	100.0%		-

For FY2024, the gross profit was $0.5 million compared to a gross profit of $0.2 million for FY2023. This increase of gross profit of $0.3 million or 141.9% as compared to FY2023 is primarily attributable to the increase in revenue

Operating expenses

			Change
	FY2024	FY2023	$	%
Marketing and product management	4,012,238	4,097,931	(85,693)	(2.1)
Selling	2,795,060	3,126,324	(331,264)	(10.6)
General and administrative	17,927,408	18,990,598	(1,063,190)	(5.6)
Research and development costs	7,448,080	11,253,670	(3,805,590)	(33.8)
Stock-based compensation	1,715,512	2,436,974	(721,462)	(29.6)
Listing expenses	59,139,572	-	59,139,572	100.00
Transaction costs	2,407,977	3,506,630	(1,098,653)	(31.3)
Restructuring costs	46,387	1,734,244	(1,687,857)	(97.3)
Impairment losses related to intangible assets	69,315,247	-	69,315,247	100.0
Total	164,807,481	45,146,371	119,661,110	265.1

Marketing and product management

For FY2024, marketing and product management expenses were $4.0 million compared to $4.1 million for FY2023. The decrease of $0.1 million or 2.1% as compared to FY2023 is primarily attributable to a decrease in salaries and related costs of $0.4 million and a decrease in advertising expenses of $0.1 million that partially offset with an increase in professional services costs.

Selling

For FY2024, selling expenses were $2.8 million compared to $3.1 million for FY2023. The decrease of $0.3 million or 10.6% as compared to FY2023 is primarily attributable to a decrease in salaries and related costs.

General and administrative

For FY2024, general and administrative expenses were $17.9 compared to $19.0 million for FY2023. The decrease of $1.1 million or 5.6% as compared to FY2023 is primarily attributable to a decrease in professional services costs of $1.8 million and salaries and related costs of $0.3 million, partially offset by an increase in insurance costs of $1.1 million.

Research and development costs

Research and development costs were $7.4 million for FY2024 compared to $11.3 million in FY2023. This decrease of $3.8 million or 33.8% is primarily attributable to the decrease in salaries and related costs and consulting fees, partially offset by an increase in subcontracting services expenses.

Stock-based compensation

Immediately prior to the acquisition of Prospector, the Company adopted an Equity Incentive Plan (the “Plan”) for certain qualified directors, executive officers, employees and consultants. This Plan continues in full force and effect as the Company equity incentive plan following the Company Amalgamation. The number of shares available for issuance under the Plan shall not exceed 5,000,000 shares at any time. The Plan provides for the grant of unvested Company Common Shares, (i) share options (“options”), (ii) restricted share units (“RSUs”), (iii) deferred share units (“DSUs”) and (iv) performance share units (“PSUs”). Various vesting conditions may apply to each award and may include continued service, performance and/or other conditions. Following the adoption of the new equity incentive and the grants of the first awards of this plan, the Company closed off the reserve stock option balance related to the previous equity incentive plan, in the deficit.

For FY2024, the stock-based compensation expense was $1.7 million compared to $2.4 million for FY2023. This decrease of $0.7 million or 29.6% in FY2024 as compared to FY2023 is primarily due to a gain on modification of stock options realized in Q1-2024 of $6.0 million, in relation to the acquisition of Prospector and to the Plan of Arrangement. The gain partially offsets the stock-based compensation expense of $8.0 million recognized following the adoption of the Plan and initial grant in Q2-2024.

For additional information of stock-based compensation, refer to Notes 19 and 26 of the audited annual consolidated financial statements of the Company for FY2024.

Listing expenses

The listing expenses of $59.1 million for FY2024, as compared to nil for FY2023, represents the difference between the fair value of the Common Shares and Class A Non-Voting Special Shares issued to the shareholder of Prospector, net of the fair value of the assets acquired and liability assumes, which includes Public Warrants, Private Warrants and Vesting Sponsor Warrants. For additional information, refer to Note 4 of the FY2024 consolidated financial statements.

Transaction costs

For FY2024, the transaction costs were $2.4 million compared to $3.5 million for FY2023. This decrease of $1.1 million or 31.3% were fees related to the Business Combination. Refer to section entitled “Business Combination and Public Company Costs” for more details.

Restructuring costs

In respect with the initiatives related to the LeddarTech’s transition into a pure-play automotive software business model, restructuring costs of $46 thousand were incurred in FY2024 and $1.7 million for FY2023 (excluding restructuring costs related to discontinuing legacy businesses activities).

Impairment losses related to goodwill and intangible assets

During FY2024, impairment losses related to goodwill and intangible assets of $69.3 million was recognized. As a result of the annual strategic plan review, the company concluded that certain intangible assets were no longer expected to be used when the test was performed at the asset level. The Company also performed a formal annual impairment test for its goodwill and intangible assets not yet available through the assessment of the recoverable amount of the CGU to which they belong. Due to a shift in the expected timing of future revenues and a substantial increase in the discount rate used to calculate the present value of future cash flows, the discounted cash flow test led to an expected recoverable amount that was below the carrying value of the assets. Accordingly, a goodwill impairment charge of $7.3 million and an impairment charge on development costs of $58.3 million and of other intangible assets of $3.7 million were recognized in FY2024.

Refer to Note 6 to LeddarTech’s annual audited consolidated financial statements for FY2024 for more details.

Other (income) costs

Other (income) costs, composed of grant revenues and finance costs, net, were $3.0 million for FY2024 compared to an income of $1.1 million for FY2023, an increase of costs of $4.1 million or 368.6%.

Grant revenue

The grant revenue is mainly composed of the Scientific Research & Experimental Development (SR&ED) tax credit related to projects and eligible expenses incurred by the Company. For FY2024, the grant revenues were $0.1 million and the decrease of $0.3 million as compared to $0.4 million for FY2023 is mainly due to the decrease in research and development tax credits due to a lower level of eligible projects. Refer to Note 23 to LeddarTech’s annual audited consolidated financial statements for FY2024 for more details.

Finance costs, net

For FY2024, the finance costs, net, were $3.1 million compared to a finance income of $0.7 million in FY2023.

			Change
	FY2024	FY2023	$	%
Interest expenses (income)	8,516,353	(1,039,281)	9,555,634	919.4
Loss (gain) on revaluation of financial instruments carried at fair value	(5,553,010)	21,100	(5,574,110)	(26,418)
Other	99,909	288,223	(188,314)	(65.3)
Total	3,063,252	(729,958)	3,793,210	(519.6)

The increase of $3.8 million or 519.6% is primarily due to the following items.

●	Interest expenses: The increase of $9.6 million or 919.4% in FY2024 as compared to FY2023 was mainly due to an increase of interest expense on term loan of $1.0 million and on convertible notes of $6.7 million, an increase in SEPA commitment fees of $0.5 million, a decrease in gain on term loan modification of $4.1 million and a decrease in gain on other loan settlement of $1.6 million, partially offset by an increase of $4.3 million in capitalized borrowing costs.

●	Loss (gain) on revaluation of instruments carried at fair value: The gain on revaluation of financial instruments carried at fair value of $5.6 million for FY2024 was mainly attributable to the remeasurement of warrant liability of $1.1 million and of conversion option of $5.7 million, partially offset by a decrease in fair value of the bridge loan of $1.2 million.

●	Other: The decrease in other costs of $0.2 million or 65.3% for FY2024 was mainly due to a loss on conversion of conversion option of $0.4 million and an increase of $0.3 million of non-capitalizable financing costs, partially offset by the increase in foreign exchange gain of $0.6 million and a gain on lease modification of $0.2 million.

Refer to Note 24 of LeddarTech’s FY2024 consolidated financial statements for more details.

Net Loss and comprehensive loss from continuing operations

Net loss and comprenhensive loss

			Change
	FY2024	FY2023	$	%
Net loss and comprenhensive loss	(167,318,738)	(43,841,777)	(123,476,961)	281.6

For FY2024, the net loss was $167.3 million compared to a net loss of 43.8 million for FY2023. This increase of net loss of $123.5 million or 281.6 % as compared to FY2023 is primarily attributable to the following elements:

●	the impairment losses related to goodwill and intangible assets of $69.3 million recognized in FY2024;

●	the listing expense of $59.1 million relating to the business combination which occurred in Q1-2024; and

●	the increase in finance cost, net, of $3.8 million, as explained previously;

partially offset by,

●	the increase in gross profit of $0.3 million, primarily attributable to the increase in revenue from continuing operations in FY2024;

●	the decrease in research and development costs of $3.8 million, due mainly to the decrease in salaries and related costs;

●	the decrease in general and administrative expenses of $1.1 million, due primarily to a decrease in professional services and salaries and related costs of $2.1 million, partially offset by an increase in insurance costs of $1.1 million; and

●	the decrease in transaction costs and restructuring costs of $1.1 million and $1.7 million, respectively

Refer to sections entitled “Operating expenses” and “Other (income) costs” for more details.

EBITDA (loss)(1) and Adjusted EBITDA (loss)(1)

			Change
	FY2024	FY2023	$	%
EBITDA (loss)	(157,229,931)	(42,738,031)	(114,491,900)	267.9
Adjusted EBITDA (loss)	(30,395,262)	(34,815,026)	4,419,764	(12.7)

For FY2024, the EBITDA (loss) was $157.2 million compared to an EBITDA (loss) of $42.7 million for FY2023. This increase in EBITDA (loss) of $114.5 million or 267.9% as compared to FY2023 is primarily attributable to the increase in net loss of $123.5 million as compared to FY2023, primarily due to the impairment losses related to goodwill and intangible assets of $69.3 million and the listing expense of $59.1 million related to the business combination which occurred in FY2024.

For FY2024, the Adjusted EBITDA (loss) was $30.4 million compared to an Adjusted EBITDA (loss) of $34.8 million for FY2023. This decrease in Adjusted EBITDA (loss) of $4.4 million or 12.7% in FY2024 as compared to FY2023 is primarily attributable to the increase in gross profit of $0.3 million and the decrease in research and development costs of $3.8 million.

Net loss from discontinuing operations

			Change
	FY2024	FY2023	$	%
Net profit (loss) and comprenhensive profit (loss)	1,123,039	(7,582,632)	8,705,671	(114.8)

(1)	EBITDA (loss) and Adjusted EBITDA (loss) are non-IFRS financial measures. Refer to section entitled “Non-IFRS Financial Measures” for more details.

For FY2024, net profit from discontinuing operations was $1.1 million compared to a net loss of $7.6 million for FY2023. This increase in net profit of $8.7 million or 114.8% is mainly attributable to the impairment loss related to intangible assets of $5.8 million recognized in FY2023 and the increase in gross profit of $2.2 million in FY2024 as compared to FY2023. Refer to Note 7 to LeddarTech’s annual audited consolidated financial statements for FY2024 for more details.

Comparison of Years Ended September 30, 2023 and 2022 excluding discontinued activities

Revenues

			Change
	FY2023	FY2022	$	%
Products	-	52,144	(52,144)	(100.0)
Services and other	197,556	581,706	(384,150)	(66.0)
Total	197,556	633,850	(436,294)	(68.8)

For FY2023, total revenues were $0.2 million, a decrease of $0.4 million or 68.8% as compared to FY2022. This decrease is mainly due to the decrease in revenues from services and other of $0.4 million or 66.0%, is primarily a result of lower engineering services rendered in FY2023 to strategic external collaborators during the process of developing our ADAS software.

Gross Profit

			Change
	FY2023	FY2022	$	%
Gross profit	197,556	554,225	(356,669)	64.4
As a percentage of total revenues	100.0%	87.4%		12.6

For FY2023, the gross profit was $0.2 million compared to a gross profit of $0.6 million for FY2022. This decrease of $0.4 million or 64.4% in FY2023 as compared to FY2022 is primarily attributable to the decrease of revenues of $0.4 million in FY2023 as compared to FY2022, as explained previously.

Operating expenses

			Change
	FY2023	FY2022	$	%
Marketing and product management	4,097,931	3,280,864	817,067	24.9
Selling	3,126,324	3,976,733	(850,409)	(21.4)
General and administrative	18,990,598	15,548,293	3,442,305	22.1
Research and development costs	11,253,670	21,191,064	(9,937,394)	(46.9)
Stock-based compensation	2,436,974	4,272,673	(1,835,699)	(43.0)
Listing expenses	-	-	-	0.00
Transaction costs	3,506,630	-	3,506,630	100.0
Restructuring costs	1,734,244	-	1,734,244	100.0
Impairment loss related to intangible assets	-	38,207,503	(38,207,503)	(100.0)
Total	45,146,371	86,477,130	(41,330,759)	(47.8)

Marketing and product management

For FY2023, marketing and product management expenses were $4.1 million compared to $3.3 million for FY2022. The increase of $0.8 million or 24.9% as compared to FY2022 is primarily attributable to higher salaries and related expenses in relation with product management and marketing activities in support of our pure-play automotive software business model.

Selling

For FY2023, selling expenses were $3.1 million compared to $4.0 million, a decrease of $0.9 million or 21.4% as compared to FY2022, primarily attributable to the decrease in headcount in connection with LeddarTech’s transition into a pure-play automotive software business model.

General and administrative

For FY2023, general and administrative expenses were $19.0 million compared to $15.5 million for FY2022. The increase of $3.4 million or 22.1% as compared to FY2022 is primarily due to professional fees incurred for consulting and financing during FY2023.

Research and development costs

Research and development costs were $11.3 million for FY2023 compared to $21.2 million in FY2022. This decrease of $9.9 million or 46.9% is primarily due to management’s decision to discontinue the LiDAR components business and in connection with LeddarTech’s transition into a pure-play automotive software business model in late FY2022.

Stock-based compensation

For FY2023, stock-based compensation expenses were $2.4 million compared to $4.3 million for FY2022. This decrease of $1.8 million or 43.0% is primarily due to the decrease in stock-based compensation expense recorded for the ESOP of $0.7 million and VayaVision call option of $1.1 million, the decrease of $0.3 million on M-Options economy and the decrease of $0.3 million of capitalization as development costs, during FY2023.

For additional information of stock-based compensation, refer to Note 19 to LeddarTech’s annual audited consolidated financial statements for FY2024 for more details.

Transaction costs

During FY2023, transaction costs were $3.5 million compared to nil for FY2022. These transaction costs were related to the proposed Business Combination and LeddarTech will continue to expend significant costs, fees and expenses for professional services and transaction costs in connection with the proposed Business Combination.

Restructuring costs

The Company expects to complete the initiatives related to the LeddarTech’s transition into a pure-play automotive software business model over FY2023.

Restructuring costs of $1.8 million were incurred in FY2023. Furthermore, after the review of revenues forecasts on certain remaining programs divested following the transition to the pure-play automotive software business model, a write-down on inventories of $2.3 million and an onerous contract net loss of $1.4 million were recognized in net income (loss) from discontinued operations in FY2023.

Impairment loss related to intangible assets

During FY2023, an impairment loss related to intangible assets of $38.2 million was recognized due to the decrease in the expected recoverable amount of certain intangible assets, explained by the Company’s inability to reach a satisfactory financial agreement with one of the main partners of the Component business, after the discontinuation of the Lidar components business in late FY2022. Refer to Note 6 to LeddarTech’s annual audited consolidated financial statements for FY2024 for more details.

Other (income) costs

Other income, composed of grant revenue and finance costs, net, were $1.1 million for FY2023 compared to $10.5 million for FY2022, a decrease of $9.4 million or 89.5%.

Grant revenue

For FY2023, grant revenue was $0.4 million, which is comparable to those recognized in FY2022. The grant revenue is mainly composed of the Scientific Research & Experimental Development (SR&ED) tax credit related to projects and eligible expenses incurred by the Company.

Finance costs, net

			Change
	FY2023	FY2022	$	%
Interest expenses (income)	(1,039,281)	(859,403)	(179,878)	(20.9)
Loss (gain) on revaluation of financial instruments carried at fair value	21,100	(7,129,238)	7,150,338	(100)
Other	288,223	(2,078,856)	2,367,079	(113.9)
Total	(729,958)	(10,067,497)	9,337,539	(92.7)

The net finance income was $0.7 million for FY2023 compared to $10.1 million for FY2022. This decrease of $9.3 million or 92.7% was primarily due to the following items.

●	Interest expenses (income): The increase of $0.2 million or 20.9% in FY2023 as compared to FY2022 was mainly due to gain on Term loan modification of $4.3 million in FY2023 and the gain on other loan settlement of $1.6 million in FY2023, partly offset by the increase of interest expense, due to higher interest expenses on credit facility and on convertible loan and lower capitalized borrowing costs. Refer to “Liquidity and Capital Resources” section for more details.

●	Loss (gain) on revaluation of financial instruments carried at fair value: The decrease of $7.2 million or 100.3% of change in FVTPL of financial instruments in FY2023 was mainly attributable to gains on revaluation of convertible loans in FY2022 of $6.1 million and of a contingent consideration payable of $1.3 million.

●	Other: The increase of other expenses of $2.4 million or 113.9% in FY2023 was mainly due to a foreign exchange loss of $0.2 million in FY2023 as compared to a foreign exchange gain of $2.7 million for FY2022, mainly on the higher cash balance denominated in U.S. dollar during FY2022.

Refer to Note 24 to LeddarTech’s annual audited consolidated financial statements for FY2024 for more details.

Net Loss and comprehensive loss

			Change
	FY2023	FY2022	$	%
Net loss and comprenhensive loss	(43,841,777)	(75,419,960)	31,578,183	(41.9)

For FY2023, the net loss was $43.8 million compared to a net loss of $75.4 million for FY2022. This decrease of net loss of $31.6 million or 41.9% as compared to FY2022 is primarily attributable to the decrease of operating expenses of $41.3 million for FY2023, partly offset by the negative impact on gross profit (loss) of the decrease of revenues in FY2023 compared to FY2022. As previously mentioned, the decrease of operating expenses of $41.3 million for FY2023 compared to FY2022 is mainly due the impairment losses related to intangible assets of $38.2 million recognized in FY2022, the decrease in FY2023 as compared to FY2022 of research and development expenses of $9.9 million and of stock-based compensation expenses of $1.8 million, partly offset by the increase of general and administrative expenses of $3.4 million, transaction costs of $3.5 million in FY2023 and the restructuring costs of $1.7 million in FY2023.

Refer to sections entitled “Operating expenses” and “Other (income) costs” for more details.

EBITDA1 and Adjusted EBITDA(1)

			Change
	FY2023	FY2022	$	%
EBITDA (loss)	(42,738,031)	(73,962,491)	31,224,460	(42.2)
Adjusted EBITDA (loss)	(34,815,026)	(41,361,058)	6,546,032	(15.8)

For FY2023, the EBITDA (loss) was $42.7 million compared to an EBITDA (loss) of $74.0 million for FY2022. This decrease of EBITDA (loss) of $31.2 million or 42.2% as compared to FY2022 is primarily attributable to the impairment losses related to intangible assets of $38.2 million recognized in FY2022, the decrease in FY2023 as compared to FY2022 of research and development expenses of $9.9 million and of stock-based compensation expenses of $1.8 million, partly offset by the increase of general and administrative expenses of $3.4 million, the transaction costs of $3.5 million in FY2023 and the restructuring costs of $1.7 million in FY2023.

For FY2023, the Adjusted EBITDA (loss) was $34.8 million compared to an Adjusted EBITDA (loss) of $41.4 million for FY2022. This decrease of Adjusted EBITDA (loss) of $6.5 million or 15.8% in FY2023 as compared to FY2022 is primarily attributable to the decrease of research and development expenses of $9.9 million in FY2023 as compared to FY2022, partly offset by the increase of general and administrative expenses of $3.4 million in FY2023 as compared to FY2022.

Net profit (loss) from discontinuing operations

			Change
	FY2023	FY2022	$	%
Net profit (loss) and comprenhensive profit (loss)	(7,582,632)	2,001,215	(9,583,847)	(478.9)

For FY2023, net loss from discontinuing operations was $7.6 million compared to a net profit of $2.0 million for FY2022. This increase of net loss of $9.6 million or 478.9% is mainly attributable to the impairment loss related to intangible assets of $5.8 million recognized in FY2023 and the decrease of gross profit of $3.2 million in FY2023 as compared to FY2022. Refer to Note 7 to LeddarTech’s annual audited consolidated financial statements for FY2024 for more details.

(1)	EBITDA (loss) and Adjusted EBITDA (loss) are non-IFRS financial measures. Refer to section entitled “Non-IFRS Financial Measures” for more details.

Quarterly Results

The following table presents a summary of our quarterly consolidated financial results for FY2024 and FY2023.

Three month periods ended	September 30, 2024	June 30, 2024	March 31, 2024	December 31, 2023
Revenues	50,561	253,150	122,101	52,001
Net loss and comprehensive loss attributable to Shareholders of the Company
Continuing operations	(81,154,693)	(7,065,204)	(17,608,415)	(61,188,114)
Discontinued operations	276,926	(389,437)	188,881	1,046,668
Total	(80,877,767)	(7,454,641)	(17,419,534)	(60,141,446)

Per share (basic and diluted) (in dollars)
Continuing operations	(2.72)	(0.24)	(0.61)	(17.06)
Discontinued operations	0.01	(0.01)	0.01	0.29
Total	(2.71)	(0.26)	(0.61)	(16.76)
Weighted average common shares outstanding, basic and diluted	29,865,648	29,153,504	28,770,930	3,587,572

Three month periods ended	September 30, 2023	June 30, 2023	March 31, 2023	December 31, 2022
Revenues	52,001	12,082	-	133,474
Net loss and comprehensive loss attributable to Shareholders of the Company
Continuing operations	(8,172,189)	(2,072,581)	(11,265,503)	(18,899,191)
Discontinued operations	(3,257,651)	(1,802,803)	(1,313,385)	(1,208,794)
Total	(11,429,840)	(3,875,384)	(12,578,888)	(20,107,985)

Per share (basic and diluted) (in dollars)
Continuing operations	(48.76)	(12.37)	(67.21)	(112.76)
Discontinued operations	(19.44)	(10.76)	(7.84)	(7.21)
Total	(68.19)	(23.12)	(75.05)	(119.97)
Weighted average common shares outstanding, basic and diluted	167,610	167,610	167,610	167,610

Comparison of Q4-2024 and Q4-2023

For Q4-2024, total revenues from continuing operations remained flat at $51.0 thousand compared to $52.0 thousand for Q4-2023. The revenues from products were nil in FY2024 and FY2023 due to the reclassification of the legacy businesses as discontinued operations in the consolidated statement of loss. The decrease of revenues is primarily a result of lower engineering services rendered to strategic external collaborators.

For Q4-2024, net loss and comprehensive loss attributable to Shareholders of the Company related to continuing operations was $81.2 million, an increase of $73.0 million or 893.1% as compared to Q4-2023. This increase was mainly attributable to the increase in impairment losses related to intangible assets and goodwill of $69.3 million, the increase in finance costs, net, of $2.6 million and the increase in restructuring costs of $0.4 million, partly offset by the decrease in transaction costs of $1.9 million, general and administrative expenses of $2.2 million and research and development costs of $1 million.

For Q4-2024, net profit and comprehensive profit attributable to Shareholders of the Company related to discontinued operations was $0.3 million compared to net loss and comprehensive loss attributable to Shareholders of the Company related to discontinued operations of $3.3 million for Q4-2023. This increase of $3.5 million or 108.4% as compared to Q4-2023 was mainly attributable to the decrease in impairment losses related to intangible assets and goodwill of $4.4 million, partially offset by the decrease of gross profit of $0.9 million.

For Q4-2024, the variations of the net profit (loss) and comprehensive profit (loss) attributable to Shareholders of the Company, related to continuing operations and to discontinued operations, per share (basic and diluted), are explained by the variation of the net profit (loss) and comprehensive profit (loss) attributable to Shareholders of the Company, as explained above, and the increase of the weighted average common shares outstanding, basic and diluted, due to the financing activities of FY2023 and FY2024, as described in the “Liquidity and Capital Resources” section.

Comparison of other quarters of FY2024 and FY2023

Prior to Q3-2024, the variations of quarterly revenues of FY2024 and FY2023 were mainly attributable to the variation in the level of engineering services rendered by the Company to strategic external collaborators in the different projects of the Company and the impacts of the management’s decision to discontinue the LiDAR components business and in connection with LeddarTech’s transition into a pure-play automotive software business model in late FY2022.

Prior to Q3-2024, the quarterly variations of the net losses and net losses and comprehensive losses attributable to the shareholders of the Company were partly due to the variations of the operating expenses, mainly explained by the variations of selling expenses and research and development costs, a result of the management’s decision to discontinue the LiDAR components business and the LeddarTech’s transition into a pure-play automotive software business model. These variations of the net losses and net losses and comprehensive losses attributable to the shareholders of the Company were also impacted by the variation of the finance costs, mainly explained by the financing activities realized over the quarters of FY2024 and FY2023, and by the stock-based compensation expenses. The net loss and net loss and comprehensive loss attributable to the shareholders of the Company of Q1-2024 were also negatively impacted by the listing expenses of $59.1 million and by the transaction costs of $1.8 million of Q1-2024, partly offset by the impairment of intangible assets of $5.8 million recognized in Q1-2023.

Selected Financial Position Information

The following table presents selected financial information from the consolidated Statements of Financial Position as of September, 2024 and 2023.

	September 30,	September 30,
As of	2024	2023
Total assets	18,927,222	72,170,407
Non-current financial liabilities
Long-term debt	79,306,811	47,725,583
Redeemable stock options	-	6,102,496
Government grant liabilities	789,127	899,489
Total	80,095,938	54,727,568

The decrease of total assets of $53.2 million from September 30, 2023 to September 30, 2024 is mainly attributable to the decrease in intangible assets of $40.3 million and in goodwill of $7.3 million, mainly due to the impairment losses related to goodwill and intangible assets of $69.3 million recognized in FY2024, the reduction of accounts receivable of $2.2 million, the decrease of government assistance and R&D tax credits receivable of $0.9 million, the decrease of inventory of $0.8 million and the decrease of right-of-use assets of $1.3 million. Refer to the “Liquidity and Capital Resources” section for more details on cash variations.

The increase of non-current financial liabilities of $25.4 million from September 30, 2023 to September 30, 2024 is attributable to the increase in convertible loans of $30.0 million and to the increase of the bridge loan of $9.9 million, partially offset by the decrease of the redeemable stock options of $6.1 million and the gain on revaluation of financial instruments carried at fair value of $5.6 million recognized in FY2024. Refer to the “Liquidity and Capital Resources” section for more details.

Liquidity and Capital Resources

Summary of the Consolidated Statements of cash Flows

			Change
	FY2024	FY2023	$	%
Net cash flows related to operating activities	(40,890,120)	(36,651,124)	(4,238,996)	11.6
Net cash flows related to investing activities	(11,528,753)	(11,172,500)	(356,253)	3.2
Net cash flows related to financing activities	52,471,946	21,248,280	31,223,666	146.9
Effect of foreign exchange on cash	159,971	(394,515)	554,486	(140.5)
Net increase (decrease) in cash	213,044	(26,969,859)	27,182,903	(100.8)
Cash, beginning of year	5,056,040	32,025,899	(26,969,859)	(84.2)
Cash, end of period	5,269,084	5,056,040	213,044	4.2

Operating Activities

For FY2024, net cash outflows related to operating activities were $40.9 million, compared to $36.7 million for FY2023. The increase of $4.2 million or 11.6% in net cash outflows related to operating activities was primarily due to the unfavourable net change in non-cash working capital of $13.4 million during the FY2024 as compared to FY2023, partially offset by the decrease in FY2024 in research and development costs and general and administrative expenses and by the increase in FY2024 in gross profit from discontinued operations of $2.2 million.

Investing Activities

For FY2024, net cash outflows related to investing activities were $11.5 million compared to $11.2 million for FY2023. The increase in net cash outflows related to investing activities of $0.4 million or 3.2% is primarily explained by the increases in FY2024 as compared to FY2023 in additions to property and equipment of $0.3 million, additions to intangible assets of $0.6 million in FY2024 as compared to FY2023 and the decrease of grants received related to intangible assets and property and equipment of $0.3 million in FY2024 as compared to FY2023, partially offset by the increase of $0.7 million of R&D tax credit received in FY2024 as compared to FY2023.

Financing Activities

For FY2024, net cash flows related to financing activities were $52.5 million compared to $21.2 million for FY2023. This increase of $31.2 million is primarily due to the issuance of convertible notes, net of debt issuance costs, of $29.5 million in Q1-2024, the issuance of Tranche 1 of the Bridge Loan, net of debt issuance costs, of $8.0 million in Q4-2024 and the cash acquired from a reverse asset acquisition of $19.8 million during Q1-2024, partly offset by the net proceeds from a debt issuance of $27.0 million during Q3-2023. Refer to the next section and to note 15 of the audited annual consolidated financial statements of the Company for FY2024 for more details.

Liquidity and capital management

Since inception, LeddarTech has incurred cumulative losses from operations and negative cash flows from operating and investing activities and had an accumulated deficit of $644.2 million as of September 30, 2024, primarily driven by our investments in research and development activities, including fusion perception technologies, and our operating costs supporting our discontinued modules and components business. LeddarTech realized net losses from continuing operations of $167.3 million for FY2024 and of $43.8 million for FY2023.

For FY2024, LeddarTech had net cash outflows related to operating and investing activities amounting to $40.9 million and $11.5 million respectively, compared to $36.7 million and $11.2 million in FY2023, respectively. LeddarTech expects to continue to realize net losses and net negative cash flows from operations in the near term. LeddarTech’s principal sources of liquidity have been the issuance of equity, convertible notes and loans from third parties.

As of September 30, 2024, LeddarTech had total liabilities of $107.6 million, including $13.9 million in accounts payable, $28.2 million outstanding on the Desjardins Term Loan (credit facility), $40.3 million outstanding on the convertible notes issued as part of the PIPE Financing, $10.8 million outstanding under the IQ Loan Agreement (Term loan), $9.9 million of bridge loans (convertible and non-convertible), $2.2 million of lease liabilities, $1.6 million of government grant liabilities and total shareholders’ deficiency (total assets less total liabilities) of $88.6 million. For more details, refer to caption “Amendments to the Desjardins Credit Facility” of the section entitled “Financing Transactions” of this MD&A and to notes 11, 15, 16, 17 and 18 of the audited annual consolidated financial statements of the Company for FY2024.

Need for Additional Capital – Bridge Financing

The Company has limited sources of liquidity. As of September 30, 2024, the Company had a cash balance of $5.3 million, which increased to $20.8 million as of December 17, 2024.

In order to address its near-term liquidity needs, in August 2024, the Company entered into an agreement in principle with several of its principal shareholders and its principal lender pursuant to which such parties agreed to fund the Company with an aggregate of US$9.0 million in bridge debt financing (the “Bridge Financing”). The Bridge Financing is intended to support the Company’s ability to satisfy its near-term liquidity needs while the Company continued to progress its discussions, including with certain potential strategic investors, to secure US$35.0 million or more in an additional equity capital (the “Equity Financing”). For more details, refer to caption “Amendments to the Desjardins Credit Facility” of the section entitled “Financing Transactions” of this MD&A.

The Company will need to raise substantial amounts of additional capital in addition to the Bridge Facility, pursuant to the Equity Financing or otherwise. If the Company is unable to raise additional capital, it will not be able to remain in compliance with the covenants in its debt instruments or meet its debt service obligations. If we are successful in raising additional capital but in amounts insufficient to support its normal operations, the Company will need to reduce its operating costs to ensure sufficient liquidity for its operations and to comply with the requirements of its debt obligations.

The Company has developed a flexible and scalable cost management plan to be implemented to the extent deemed necessary and appropriate so that LeddarTech can maintain operating costs at targeted levels (through strict cost control and budgeting discipline) to ensure operating costs will not exceed anticipated available liquidity. The cost management plan includes the possibility of significant reduction in product development expenditures, significant headcount reductions, and compensation adjustments. The extent to which the cost management plan would need to be implemented will be dependent upon several factors, including scope and terms of any forbearance agreement, waiver, amendment to, or relief from, the minimum cash covenant applicable to LeddarTech and the amount and extent to which the Company is able to raise additional capital in a timely manner, if at all.

It is expected that LeddarTech will need to implement the cost management plan to some degree if it is not successful in its efforts to raise sufficient amounts of additional capital, and depending on the level of relief from the minimum cash covenant LeddarTech is able to negotiate with its lender. Implementation of the cost management plan, if necessary, may materially adversely affect LeddarTech in a number of ways, and would exacerbate risks to which LeddarTech is already subject. For example, a reduction in product development expenditures and headcount reductions may materially limit LeddarTech’s ability to complete, test and offer to the market a comprehensive suite of integrated features and services, and if LeddarTech is only able to offer a limited suite of features and services, it will be less likely to realize the full revenue and profitability potential of its solutions and less able to effectively compete in its targeted markets. Implementation of the cost management plan may also significantly reduce the number of Tier 1 and OEM customers that LeddarTech would be able to support, which in turn would be expected to have a material adverse effect on its revenue and potential profitability.

Pursuant to the Company’s cost management plan, in the event the Company does not raise sufficient additional capital, we expect that LeddarTech will reduce its employee headcount. Such headcount reduction would result in a substantial decrease in the number of Company employees to the extent the cost management plan is fully implemented. The extent of any headcount reduction will be based primarily on management’s assessment of available liquidity, key operating and business needs, and prevailing conditions at the time. Any significant reduction in headcount has the potential to materially adversely affect our operations and future operating results, including by:

●	delaying our ability to timely deliver operational software solutions to our target customers;

●	impairing our ability to obtain requisite industry certifications, which would then need to be obtained by the Tier 1 or OEM customer;

●	restricting our ability to calibrate and configure our software solutions for more than one set of sensor types, which may make our solutions less appealing to our customers and delay our ability to sell our software solutions to a broad range of Tier 1 and OEM customers;

●	delaying our ability to expand the domain capabilities of our software solutions, such as being able to market our software solution for use in snow conditions without additional software capabilities being added to our solutions, which we would be unable to do on the same time frame as if we had not reduced our headcount; and

●	further limiting our revenue opportunities due to the fact that a reduced headcount would constrain our ability to service a desired number of Tier 1 and OEM customers.

Each of these potential consequences of any headcount reductions could adversely affect the marketability of our software solutions and the timing and extent of our ability to generate revenue. Additionally, significant headcount reductions may adversely impact our accounting and finance function and make it more difficult to remediate existing significant deficiencies and material weaknesses. Reductions in headcount also will result in immediate severance and other cash costs, which could be significant and may therefore reduce the effectiveness and objectives of our cost management plan in the short-term. Realization of any of these consequences of a headcount reduction could materially adversely affect our business, results of operations, and financial condition.

Further, a reduction in headcount across LeddarTech may adversely affect LeddarTech’s ability to timely prepare and publish accurate financial information, develop effective internal controls over financial reporting and remediate existing significant deficiencies and material weaknesses (or identify significant deficiencies and material weaknesses in the future). In connection with any cost reduction plans or activities, the Company will be required to incur cash and non-cash expenses.

Pursuant to the terms of the Minimum Cash Covenant in the Desjardins Credit Facility, LeddarTech has been required to maintain a minimum unencumbered cash balance of $5.0 million. Pursuant to amendments to the Desjardins Credit Facility, to give the Company sufficient time to finalize the definitive documentation for the Bridge Financing, the Minimum Cash Covenant had been suspended until the earlier of (a) December 13, 2024, and (b) the date of disbursement to LeddarTech of the full first installment of the TI Pre-paid Royalty Fee and after this the date, LeddarTech will be required to maintain a minimum cash balance of $1.0 million until the earlier of (a) the Short-Term Outside Date, and (b) January 31, 2025, and a minimum cash balance of $5 million at all times after such date.

For more details, refer to caption “Amendments to the Desjardins Credit Facility” of the section entitled “Financing Transactions” of this MD&A.

LeddarTech may in the future be unable to comply with the Minimum Cash Covenant, absent an agreement by the lender to further amend, waive or otherwise provide relief from the Minimum Cash Covenant, unless it raises additional capital and/or is able to successfully implement its cost management plan. If LeddarTech is unable to enter into a forbearance agreement, waiver or amendment with, or obtain other relief from, Desjardins, or following receipt of any such relief is nonetheless unable to comply with its terms, and as a result LeddarTech were to fail to comply with such Minimum Cash Covenant, Desjardins would have the right to declare the Desjardins Term Loan to be due and payable, and if it elected to do so, approximately $89.6 million aggregate principal amount of indebtedness of LeddarTech (including the PIPE Convertible Notes) plus payment in kind (PIK) interest accrued on the PIPE Convertible Notes would also be subject to acceleration. While LeddarTech may seek additional financing to avoid or cure such an outcome or seek from Desjardins further forbearance, waiver or other relief from such requirements, there is no assurance that it would be able to do so on commercially reasonable terms, or at all. In such circumstances, LeddarTech’s ability to continue as a going concern would be materially and adversely affected and investors in LeddarTech’s Common Shares could lose all or a substantial part of their investment.

Financing Transactions

Set forth below is a summary description of recent financing transactions. Refer to Notes 4, 15, 16 and 18 of LeddarTech’s audited annual consolidated financial statements for FY2024 for more details.

Convertible loan

On June 12, 2023, concurrently with the execution of the BCA described in “Business Combination and Public Company Costs” section, LeddarTech entered into the Subscription Agreement with certain investors, including the PIPE Investors, pursuant to which the PIPE Investors agreed to purchase the PIPE Convertible Notes in an aggregate principal amount of at least US$43.0 million (the “PIPE Financing”).

The Tranche A subscription was completed in June 2023 and July 2023. Tranche B-1 was completed in October 2023 with the remaining Tranche B-2 completed at closing of the BCA.

PIPE Investors in certain tranches of the PIPE Convertible Notes received at the time of issuance of such notes warrants to acquire Class D-1 preferred shares of LeddarTech (the “Class D-1 Preferred Shares” and the warrants, the “PIPE Warrants”). All of the PIPE Warrants were exercised, and the Class D-1 Preferred Shares issued upon exercise of the PIPE Warrants entitled the PIPE Investors to receive 8,553,434 Common Shares upon the closing of the Business Combination. For more details, refer to note 15 of LeddarTech’s audited annual consolidated financial statements for FY2024.

The Agreement contains customary covenants that provide for, among other things, limitations on indebtedness and fundamental changes, and reporting requirements.

Bridge Financing

On August 16, 2024, the Company also entered into an agreement with several of its principal shareholders and its principal lender pursuant to which such parties agreed to fund the Company with an aggregate of US$9.0 million in bridge debt financing in order to meet the Company’s near-term obligations (the “Bridge Financing”) while the Company continued to progress its discussions, including with certain potential strategic investors, to secure US$35.0 million or more in additional equity capital (the “Equity Financing”).

The Bridge Financing comprises two tranches, with the first tranche in the amount of US$6.0 million was issued in August 2024 at a discount of 25% for aggregate amount of US$6.2 million, of which US$4.2 is convertible (the “Convertible Bridge Loan”) and US$2.0 is not convertible (the “Non-Convertible Bridge Loan”).

Tranche 2 of the Bridge Financing was issued in October 2024 for an aggregate amount of US$2.8 million composed of US$0.9 million in Non-Convertible Bridge Loan and US$1.9 million in Convertible Bridge Loan

On December 6, 2024, a second amendment was made to the Bridge Financing modifying among other things, the maturity of the bridge loan from November 15, 2024 to December 13, 2024, which date was automatically extended upon the disbursement by TI to LeddarTech of the full first installment of the TI Pre-paid Royalty Fee, to the earlier of (a) January 31, 2025 and (b) the business day following the Short-Term Outside Date.

In connection with the Bridge Financing, one of our existing investors converted US$1.5 million of its existing convertible notes into common shares in the capital of the Company at an above-market conversion price of US$2.00 per share, reducing the convertible note balance by US$1.5 million. The Company also received additional Bridge Loans in an aggregate amount of approximately US$0.3 million from certain members of management and the board of directors (collectively, the “Additional Bridge Lenders” and, together with the Initial Bridge Lenders, the “Bridge Lenders”) in accordance with the terms of the Bridge Financing.

Amendments to the Desjardins Credit Facility

A series of amendments were made to the Credit Facility on October 13, 2023 (Fourth Amendment), October 20, 2023 (Fifth Amendment), October 31, 2023 (Sixth Amendment) and December 8, 2023 (Seventh Amendment). These amendments modified the existing terms of the Desjardins Credit Facility to facilitate completion of the Business Combination by, among other things, to (i) extending the latest date on which the Tranche B of the SPAC Offering must be funded to December 22, 2023, (ii) extending the date on which the payment of interest for the months of October and November 2023 may be made, (iii) reducing the Minimum Cash Covenant for the period from the date of the disbursement of the Tranche A of the SPAC Offering until October 31, 2023 from $2.5 million to $1.5 million, to $0 until the DE-SPAC date and from $10.0 million to $5.0 million at all times after the DE-SPAC date and (iv) increasing the aggregate principal amount of the PIPE financing to a minimum of $44.0 million.

In conjunction with the Credit Facility October 2023 Amendments, LeddarTech issued to Desjardins warrants to purchase Company Common Shares at $0.01 per share, which warrants were assumed by the Company and were exercised by Desjardins on May 16, 2024 for 250,000 Company Common Shares at $0.01 per share.

The warrants were recorded as a reduction of the Credit Facility, with a corresponding increase in Reserve – Warrants in Equity of $1.6 million.

The Desjardins Credit Facility was further amended on July 5, 2024 (Ninth Amendment), July 26, 2024 (Tenth Amendment), August 5, 2024 (Eleventh Amendment) and August 14, 2024 (Twelfth Amendment), modifying the Minimum Cash Covenant amount at different levels for different periods, finally be set to $1.0 million from August 20, 2024 to the earlier of the Short-Term Outside Date (as defined below) and November 15, 2024.

On December 6, 2024, the Fourteenth Amendment was concluded, and this amendment temporarily suspends the Minimum Cash Covenant until the earlier of (a) December 13, 2024, and (b) the date of disbursement to LeddarTech of the full first instalment of the TI Pre-paid Royalty Fee. After this date, LeddarTech will be required to maintain a minimum cash balance of $1.0 million until the earlier of (a) the Short-Term Outside Date, and (b) January 31, 2025. After such date, the Minimum Cash Covenant amount will be $5 million at all times.

Under the Eleventh Amendment and the Fourteenth Amendment, Desjardins has also agreed to, among other things, temporarily postpone payment of interest for the months of July through December 2024 until the earlier of (a) the date of the final disbursement of one or several equity investments in the borrower for minimum gross proceeds amount of $35 million USD in the aggregate (the “Short-Term Outside Date”), and (b) January 31, 2025 assuming the disbursement to LeddarTech of the full first installment of the TI Pre-paid Royalty Fee

Warrant liabilities

Upon close of the acquisition of Prospector, the Company assumed through the Transactions, public warrants, private warrants and vesting sponsor warrants (“Public Warrants”, “Private Warrants” and “Vesting Sponsor Warrants”, collectively “the Warrants”) in connection with the BCA and plan of arrangement. There is no transaction and no change in fair value of all warrants during the period.

Refer to notes 4 and 16 of LeddarTech’s audited annual consolidated financial statements for FY2024 for more details.

Capital stock

The Company is authorized to issue an unlimited number of common shares, without par value, an unlimited number of Class A Non-Voting Special Shares, Class B Non-Voting Special Shares, Class C Non-Voting Special Shares, Class D Non-Voting Special Shares, Class E Non-Voting Special Shares and Class F Non-Voting Special Shares and an unlimited number of preferred shares issuable in series.

Following the consummation of the Business Combination, there were (i) 28,770,930 Common Shares outstanding; (ii) 2,031,250 Class A Non-Voting Special Shares outstanding, (iii) 999,963 Class B Non-Voting Special Shares outstanding, (iv) 999,963 Class C Non-Voting Special Shares outstanding, (v) 999,963 Class D Non-Voting Special Shares outstanding, (vi) 999,963 Class E Non-Voting Special Shares outstanding, (vii) 999,963 Class F Non-Voting Special Shares outstanding, and (viii) no preferred shares outstanding.

Class A non-voting special shares issued through the Transactions to Prospector Sponsor in connection with the BCA and plan of arrangement will vest and convert into common shares, in equal thirds upon the volume weighted average price of the common shares exceeding US$12.00, US$14.00 and US$16.00, respectively, for any 20 trading days within any consecutive 30 trading day period commencing at least 150 days following the closing.

Classes B to F Non-Voting Special Shares issued through the Transactions were valued at the time of issuance at per share amounts ranging from $3.78 (US$2.84) to $5.22 (US$3.93) based on option pricing models that consider the vesting terms of the instruments issued.

During FY2024, 682,685 Common Shares were issued following the exercise of warrants, the exercise of RSU, in connection with the BCA and in connection with the Standby Equity Purchase Agreement. Refer to Notes 15 and 19 of LeddarTech’s audited annual consolidated financial statements for FY2024 for more details.

As of September 30, 2024, the Company held no common shares as treasury shares.

Refer to Notes 4, 18 and 19 of LeddarTech’s audited annual consolidated financial statements for FY2024 for more details.

Standby Equity Purchase Agreement

On April 8, 2024, the Company entered into a Standby Equity Purchase Agreement (the “SEPA”) with YA II PN, Ltd. (“Yorkville”) for a period of 3 years, or on the date on which the Investor shall have made payment pursuant to the Commitment Amount. Pursuant to the SEPA, assuming satisfaction of certain conditions and subject to the limitations set forth in the SEPA, the Company will have the right from time to time, but not the obligation, to issue and sell to Yorkville up to $50.0 million (the “Commitment Amount”) of its common shares. The Company may also require Yorkville to purchase Common share under the SEPA up to 500,000 Shares of Common Stock. The Company also agreed to pay Yorkville a commitment fee equal to 0.75% of the Commitment Amount. During FY2024, 166,696 common shares were issued to cover the commitment fee.

Through December 17, 2024, the Company issued 5,490,000 common shares under the SEPA agreement, generating net proceeds of US$9.0 million.

Redeemable stock options

The redeemable stock options, representing a non-current liability of $6.1 million as at September 30, 2023, were exercisable at any moment on or after the 10th anniversary of each plan (MSOP, MSOP II and MSOP III) or prior to this date if an IPO or Liquidation event occurs. As a part of the transaction, the redeemable stock options were converted into new non-redeemable stock options, representing a gain on modification of stock options of $6.0 million for FY2024.

Any debt or equity securities to be offered and sold in the Bridge Financing transaction or in the Equity Financing transaction may not be registered under the Securities Act or state securities laws and may not be offered or sold in the United States absent registration with the SEC or compliance with an applicable exemption from such registration requirements. This description of the Bridge Financing and Equity Financing shall not constitute an offer to sell or the solicitation of an offer to buy any securities in the Bridge Financing transaction or the Equity Financing transaction, nor shall here be any sale of such securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

Quantitative and Qualitative Disclosures About Market Risk

The Company is exposed to various risks in relation to financial instruments. The main types of risks are foreign exchange risk, interest rate risk and liquidity risk. The Company currently does not use financial derivative instruments to manage these risks. While LeddarTech could enter into hedging contracts from time to time, any change in the cash flow and the fair value of the contracts may be offset by changes in the underlying value of the transactions being hedged. For more details refer to Note 28 of the LeddarTech’s audited annual consolidated financial statements for FY2024.

Foreign exchange risk

Since the Company operates internationally, it is exposed to foreign exchange risk as a result of potential exchange rate fluctuations related to non-intragroup transactions and the financing of the development activities of its subsidiary VayaVision who operates in Israeli using mainly USD and NIS currencies. The Company is also exposed to foreign exchange risk on its PIPE convertible loans and its bridge loans denominated in US Dollars.

Fluctuations in the Canadian dollar and the exchange rates could have potentially significant impact on the Company’s results of operations.

Interest rates

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s exposure to the risk of changes in market interest rates relates primarily to the Company’s long-term debt obligations with floating interest rates as described in the Notes 15 and 28 of LeddarTech’s audited annual consolidated financial statements for FY2024. The Company is also exposed to change in fair value of financial instruments with fixed interest rates.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due or can only do so at excessive cost. The Company manages this risk by maintaining detailed cash forecasts and long-term operating and strategic plans. The adequacy of liquidity is assessed in view of operational needs, sales forecasts and maturity of indebtedness. The Company is confident that the future cash flows from operations and cash will allow for the realization of assets and settlement of liabilities in the normal course of business as they become due. The Company also continually monitors any financing opportunities to optimize its capital structure.

Accounting and disclosure matters

Significant accounting judgments, estimates and assumptions

The preparation of consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the amounts of revenue, expenses, assets and liabilities and the accompanying disclosures. Actual results could differ significantly from these estimates.

The key judgments, estimates and assumptions that have a risk of causing a material adjustment to the carrying value of certain assets and liabilities are related to:

●	Development costs;

●	Discontinued operations;

●	Government grant liability;

●	Stock-based payments;

●	Recoverable amount of a group of assets of a CGU; and

●	Estimates for debt, including bifurcation.

For a more detailed discussion on these areas requiring the use of management estimates, judgments, and assumptions, please refer to Note 3 to LeddarTech’s audited annual consolidated financial statements for FY2024.

Emerging Growth Company Status

As defined in Section 102(b)(1) of the JOBS Act, LeddarTech is an emerging growth company. As such, LeddarTech is eligible for and relies on certain exemptions and reduced reporting requirements provided by the JOBS Act, including (a) the exemption from the auditor attestation requirements with respect to internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act, (b) the exemptions from say-on-pay, say-on-frequency and say-on-golden parachute voting requirements and (c) reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements.

LeddarTech will remain an emerging growth company under the JOBS Act until the earliest of (i) the last day of the fiscal year in which it has total annual gross revenue of US$1.07 billion or more during such fiscal year (as indexed for inflation), (ii) the date on which it has issued more than US$1 billion in non-convertible debt in the prior year period, (iii) the last day of the fiscal year following the fifth anniversary of the Prospector’s initial public offering, or (iv) when it has qualified as a “large accelerated filer,” which refers to when it (1) has an aggregate worldwide market value of voting and shares of common equity securities held by non-affiliates of US$700 million or more, as of the last business day of its most recently completed second fiscal quarter, (2) has been subject to the requirements of Section 13(a) or 15(d) of the Exchange Act, for a period of at least twelve calendar months, (3) has filed at least one annual report pursuant to Section 13(a) or 15(d) of the Exchange Act, and (4) is not eligible to use the requirements for “smaller reporting companies,” as defined in the Exchange Act.

Non-IFRS financial measures

EBITDA and Adjusted EBITDA are non-IFRS financial measures. A non-IFRS financial measure is a financial measure used to depict our historical or expected future financial performance, financial position or cash flow and, with respect to its composition, either excludes an amount that is included in, or includes an amount that is excluded from, the composition of the most directly comparable financial measure disclosed in Company’s consolidated primary financial statements.

In Q2-2024, the Company started to use these two new non-IFRS financial measures because we believe these non-IFRS financial measures are reflective of our ongoing operating results and provide readers with an understanding of management’s perspective on and analysis of our performance.

Below are descriptions of the non-IFRS financial measures that we use to explain our results as well as reconciliations to the most directly comparable IFRS financial measures.

EBITDA (loss) is calculated as net earnings (loss) before interest expenses (income), deferred income taxes, depreciation of property and equipment, depreciation of right-of-use assets and amortization of intangible assets. The Company believes that EBITDA (loss) is a meaningful measurement since it is a key measure used to evaluate performance at a consolidated level. EBITDA (loss) is commonly reported and widely used by investors and lending institutions as an indicator of a company’s operating performance. EBITDA (loss) should not be considered as an alternative to net loss in measuring performance, nor should it be used as a measure of cash flow.

Adjusted EBITDA (loss) is calculated as EBITDA (loss), adjusted for foreign exchange gain (loss), loss (gain) on revaluation of financial instruments carried at fair value, gain or loss on lease modification, share-based compensation, listing expense, transaction costs, restructuring costs and impairment loss on intangible assets.

The Company believes that Adjusted EBITDA (loss) is a meaningful measure since it allows to assess the Company’s operating performance and financial position between periods without the variances created by the impact of the above-noted items. The Company believes that these measures are important supplemental measures because they eliminate items that are less indicative of our core business performance and could potentially distort the analysis of trends in our operating performance and financial position. The Company considers that these non-IFRS financial measures, in addition to the financial measures prepared in accordance with IFRS, enable investors to evaluate the Company’s operating results, underlying performance, and future prospects in a manner similar to management.

The following tables set forth a reconciliation of Adjusted EBITDA and EBITDA to net loss reported in accordance with IFRS for the FY2024, FY2023 and FY2022.

	FY2024	FY2023	FY2022
Net loss from continued operations	(167,318,738)	(43,841,777)	(75,419,960)
Deferred income taxes	15,882	-	-
Depreciation of property and equipment	783,081	1,274,597	1,448,867
Depreciation of right-of-use assets	515,558	581,936	610,941
Amortization of intangible assets	257,932	286,494	257,064
Interest expenses (income)	8,516,354	(1,039,281)	(859,403)
EBITDA (loss) from continuing operations	(157,229,931)	(42,738,031)	(73,962,491)

Foreign exchange loss (gain)	(399,827)	224,057	(2,749,505)
Loss (gain) on revaluation of financial instruments carried at fair value	(5,553,010)	21,100	(7,129,238)
Gain on lease modification (Note 15)	(204,146)	-	-
Loss on exercise of conversion option	366,957	-	-
Stock-based compensation	1,715,512	2,436,974	4,272,673
Listing expense	59,139,572	-	-
Transaction costs	2,407,977	3,506,630	-
Restructuring costs	46,387	1,734,244	-
Impairment loss related to property and equipment	-	-	-
Impairment loss related to intangible assets	69,315,247	-	38,207,503
Adjusted EBITDA (loss) from continuing operations	(30,395,262)	(34,815,026)	(41,361,058)

Internal Control over Financial Reporting

Prior to completion of the Business Combination, the Company was a private company and we addressed our internal control over financial reporting with internal accounting and financial reporting personnel and other resources.

In the course of preparing for the Business Combination, the Company identified material weaknesses in its internal controls over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim condensed consolidated financial statements may not be prevented or detected on a timely basis.

The following material weaknesses were identified by the Company:

i.	Insufficient accounting personnel to execute the routine and non-routine accounting processes and apply segregation of duties over the execution and approval of journal entries.

ii.	The Company has not adequately assessed the effectiveness of its information technology controls to select and develop general control activities over technology to support its financial reporting activities. As a result, the Company places extensive reliance on spreadsheets for various financial processes, including data entries, calculations and analysis, which lack the robust controls and validation mechanisms present in an integrated financial software environment. In addition, the Company has inadequate documentation and a lack of effective review controls to validate the inputs and assumptions used in the data entries, calculations, and analysis in the spreadsheets.

iii.	Review controls regarding both routine accounting processes and accounting treatments for complex transactions that were not designed effectively to ensure that accounting transactions are properly recognized and measured in the consolidated financial statements.

We have taken steps to address these pervasive material weaknesses and have implemented our remediation plan which addressed the underlying causes of the previous years’ material weaknesses. We have assessed the resource needs and have employed appropriately qualified staff to perform routine accounting transactions. We have also engaged external advisors with subject matter expertise and additional external resources to provide assistance in assessing complex and highly subjective accounting transactions. Further, we have engaged an external resource to assist with the assessment of our control environment including, performance of a risk assessment; documentation of process flows; design and remediation of internal controls; and evaluation of the design and operational effectiveness of our internal controls. We engaged an external advisor to provide an assessment of our general IT Controls (GTIC) environment and are implementing the recommendations from the assessment. We have chartered a Security Steering Committee comprised of several members of the executive team. We continue to evaluate the longer-term resource needs of our various financial functions.

While we have made some upgrades to our enterprise resource planning (“ERP”) system to address internal control concerns, we are evaluating alternative ERP systems that may better fit our longer-term needs.

We have made enhancements to our control environment and have implemented control activities to prevent or detect material misstatements. As such, we conclude that our material weaknesses have been remediated. Moreover, significant operating cost reductions may materially adversely impact our accounting and finance function and make it more difficult to remediate existing significant deficiencies and may give rise to additional material weaknesses.

Foreign Private Issuer Status

LeddarTech qualifies as a “foreign private issuer” as defined under SEC rules. Even after LeddarTech no longer qualifies as an emerging growth company, as long as LeddarTech continues to qualify as a foreign private issuer under SEC rules, LeddarTech is exempt from certain SEC rules that are applicable to U.S. domestic public companies, including:

●	the rules requiring domestic filers to issue financial statements prepared under U.S. GAAP;

●	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

●	the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time;

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial statements and other specified information, and current reports on Form 8-K upon the occurrence of specified significant events; and

●	the selective disclosure rules by issuers of material non-public information under Regulation FD.

Notwithstanding these exemptions, LeddarTech will file with the SEC, within four months after the end of each fiscal year, or such applicable time as required by the SEC, an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm. In addition, LeddarTech will furnish with the SEC on Form 6-K periodic reports and other documents filed with the Canadian Securities Administrators.

LeddarTech may take advantage of these exemptions until such time as LeddarTech is no longer a foreign private issuer. LeddarTech would cease to be a foreign private issuer at such time as more than 50% of its outstanding voting securities are held by U.S. residents and any of the following three circumstances applies: (i) the majority of its executive officers or directors are U.S. citizens or residents, (ii) more than 50% of its assets are located in the United States or (iii) its business is administered principally in the United States.

Both foreign private issuers and emerging growth companies also are exempt from certain more stringent executive compensation disclosure rules. Thus, even if LeddarTech no longer qualifies as an emerging growth company, but remains a foreign private issuer, LeddarTech will continue to be exempt from the more stringent compensation disclosures required of companies that are neither an emerging growth company nor a foreign private issuer.

In addition, because LeddarTech qualifies as a foreign private issuer under SEC rules, LeddarTech is permitted to follow the corporate governance practices of Canada (the jurisdiction in which LeddarTech is organized) in lieu of certain Nasdaq corporate governance requirements that would otherwise be applicable to LeddarTech.

If at any time LeddarTech ceases to be a foreign private issuer, LeddarTech will take all action necessary to comply with the SEC and Nasdaq Listing Rules, including by appointing a majority of independent directors to its board of directors and having compensation and nominating committees that are comprised solely of independent directors, subject to a permitted “phase-in” period.

Subsequent Events

Strategic Collaboration Agreement and a Software License Agreement

On December 9, 2024, the Company announced that LeddarTech and Texas Instruments (“TI”) have entered into a strategic collaboration agreement and a software license agreement to enable a comprehensive, integrated platform solution for ADAS an AD markets. Under the license agreement, TI has agreed to make advanced royalty payments to catalyse joint commercialization.

The agreement outlines a total payment of approximately US$10 million in advance royalties, with the potential for additional royalties over time. An initial payment of US$5.0 million was received by the Company on December 12, 2024. A subsequent payment of US$3.0 million USD will follow the completion of the demonstrator, which is planned to debut at the Consumer Electronics Show in Las Vegas next month. The final US$1.9 million will be contingent upon the execution of a client contract with an original equipment manufacturer (OEM).

The consideration received in advance from TI will be recorded as deferred revenue until the Company fulfills its related obligations.

For more details, refer to Notes 30 of the audited annual consolidated financial statements of the Company for FY2024.

Credit Facility and Bridge Financing

On December 6, 2024, in connection with the collaboration and license agreements with TI and the advanced royalty payments provided thereunder (the “TI Pre-paid Royalty Fee”), LeddarTech entered into:

●	a fourteenth amendment of its Credit facility with Desjardins pursuant to which Desjardins has agreed to, among other things: (i) temporarily postpone payment of interest for a certain period of time, and (ii) temporarily suspend the Minimum Cash Covenant until the earlier of (a) December 13, 2024, and (b) the date of disbursement to LeddarTech of the full first instalment of the TI Pre-paid Royalty Fee.

●	a second amendment of the Bridge Financing modifying among other things, the maturity of the bridge loan to December 13, 2024, which date will automatically be extended upon the disbursement by TI to LeddarTech of the full first instalment of the TI Pre-paid Royalty Fee, to the earlier of (a) January 31, 2025 and (b) the business day following the Short-Term Outside Date.

Also, on October 15, 2024, the Tranche 2 of the Bridge Financing was issued for an aggregate amount of US$2.8 million composed of US$0.9 million in Non-Convertible Bridge Loan and US$1.9 million in Convertible Bridge Loan.

Refer to caption “Amendments to the Desjardins Credit Facility” of section “Financing transactions” of this MD&A for more details.

Issuance of common shares under the SEPA agreement

Through December 17, 2024, the Company issued 5,490,000 common shares under the SEPA agreement, generating net proceeds of US$9.0 million. Refer to caption “Capital stock” of section “Financing transactions” of this MD&A for more details.